UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARCO PLATFORM LTD.

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,500,326(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,500,326(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,326(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

1

Includes (i) 52,046 Class A common shares of Arco Platform Ltd. (the “Issuer”) and (ii) 3,448,280 Class A common shares issuable upon conversion of the Issuer’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

2

Based on (i) 30,200,551 Class A common shares reported outstanding as of September 30, 2021 in the Issuer’s Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021, filed on Form 6-K with the U.S. Securities and Exchange Commission on November 29, 2021 and (ii) 3,448,280 Class A common shares issuable upon conversion of the 2028 Convertible Notes.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,500,326(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,500,326(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,326(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12.	Type of Reporting Person (See Instructions) IA, OO

1	Includes (i) 52,046 Class A common shares of the Issuer and (ii) 3,448,280 Class A common shares issuable upon conversion of the 2028 Convertible Notes.
2

Based on (i) 30,200,551 Class A common shares reported outstanding as of September 30, 2021 in the Issuer’s Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021, filed on Form 6-K with the U.S. Securities and Exchange Commission on November 29, 2021 and (ii) 3,448,280 Class A common shares upon conversion of the 2028 Convertible Notes.

SCHEDULE 13G

Item 1.

(a) Name of Issuer

Arco Platform Ltd., a Cayman Islands exempted limited liability company (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil

Item 2.

(a) Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Marc Stad and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated December 16, 2021, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(c) Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d) Title of Class of Securities

Class A common shares, par value $0.00005 per share

(e) CUSIP Number

G04553106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Arcade OF V Holdings, LLC is the direct holder of $80,000,000 in principal amount of the Issuer’s 8.00% Convertible Senior Notes due 2028 (the “2028 Convertible Notes”), which are convertible into 2,758,624 Class A common shares at the option of the holder. Dragoneer Adviser is the investment adviser to Dragoneer Opportunities Fund V, L.P., which is the sole member of Arcade OF V Holdings, LLC.

Arcade GF II Holdings, LLC is the direct holder of $20,000,000 in principal amount of the Issuer’s 2028 Convertible Notes, which are convertible into 689,656 Class A common shares at the option of the holder. Dragoneer Global Fund II, L.P. is the sole member of Arcade GF II Holdings, LLC and directly holds 52,046 Class A common shares. Dragoneer Adviser is the investment adviser to Dragoneer Global Fund II, L.P.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A common shares (including the Class A common shares issuable upon conversion of 2028 Convertible Notes). Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A common shares of the Issuer (including the Class A common shares issuable upon conversion of 2028 Convertible Notes).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common shares, par value $0.00005 per share, of Arco Platform Ltd. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 16, 2021.

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer